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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

SMC Corporation
(Name of Subject Company)

SMC Corporation
(Name of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

CUSIP NO. 784460107
(CUSIP Number of Class of Securities)

Mathew M. Perlot
Chairman of the Board and President
SMC Corporation
20545 Murray Road
Bend, OR 97701
(541) 389-1144
(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

With a copy to:
Robert J. Moorman
James M. Kearney
Stoel Rives LLP
900 SW Fifth Avenue, Suite 1700
Portland, Oregon 97204
(503) 224-3380

Item 1. Subject Company Information.

    The name of the subject company is SMC Corporation, an Oregon corporation (the "Company" or "SMC"). The address of the principal executive offices of the Company is 20545 Murray Road, Bend, Oregon 97701, telephone (541) 389-1144. The title of the class of equity securities to which this Schedule relates is the common stock of the Company (the "Common Stock"). As of June 23, 2001, there were 5,745,599 shares of Common Stock issued and outstanding

Item 2. Identity and Background of Filing Person.

    The name and business address of the Company, which is the person filing this Schedule, are set forth in Item 1 above.

    This Schedule relates to the tender offer by Salmon Acquisition, Inc., an Oregon corporation ("Offeror"), a wholly owned subsidiary Monaco Coach Corporation, a Delaware corporation ("Monaco"), to purchase (i) all outstanding shares (the "Shares") of Common Stock at the purchase price of $3.70 per Share, net to the tendering holder (pre-tax) in cash (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2001 (the "Offer") and the related Letter of Transmittal (which together constitute the "Monaco Offer"). The Monaco Offer is disclosed in a Tender Offer Statement on Schedule TO dated July 5, 2001 filed by Monaco with the Securities and Exchange Commission (the "SEC"). According to the Offer, the principal executive offices of Monaco are located at 91320 Industrial Way, Coburg, Oregon 97408, telephone (541) 686-8011, and the principal executive offices of Offeror are located at the same address, care of Monaco Coach Corporation.

    The Monaco Offer is being made pursuant to an Agreement and Plan of Merger dated as of June 23, 2001 (the "Merger Agreement"), among the Company, Offeror and Monaco. A copy of the Merger Agreement has been filed with the SEC as Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

Item 3. Past Contracts, Transactions and Agreements.

    Except as otherwise described in this Schedule or in the exhibits hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and Monaco or the Offeror or their respective executive officers, directors or affiliates.

  Agreements with the Offeror, Monaco or their Affiliates

  The Merger Agreement

    A summary of the material provisions of the Merger Agreement is included in "Section 12—Purpose of the Offer; the Merger Agreement; Plans for the Company" of the Offer to Purchase, which is incorporated by reference herein. A copy of the Offer to Purchase has been mailed to SMC's shareholders and filed with the SEC as Exhibit 1 to this Schedule 14D-9. The summary is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed with the SEC as Exhibit 2 to this Schedule 14D-9.

  Confidentiality Agreement

    Monaco entered into a customary confidentiality agreement with McDonald Investments Inc. ("McDonald Investments"), as agent for the Company, on March 21, 2001 in order to receive information concerning the Company. A copy of the Confidentiality Agreement has been filed with the SEC as Exhibit 19 to this Schedule 14D-9.

  Arrangements with Executive Officers, Directors or Affiliates of the Company

  Indemnification and Insurance.

    The Merger Agreement provides that from and after the date the Merger is completed, SMC will indemnify and hold harmless all past and present officers and directors (the "Indemnified Parties") of SMC and of its subsidiaries to the full extent such persons may be indemnified by SMC under Oregon law and SMC's Restated Articles of Incorporation and Restated Bylaws, as each is in effect on the date of the Merger Agreement, for acts and omissions (i) arising out of or pertaining to the transactions contemplated by the Merger Agreement or arising out of the offer documents or (ii) otherwise with respect to any acts or omissions occurring or arising at or prior to the date the Merger is completed. SMC shall advance reasonable litigation expenses incurred by such persons in connection with defending any action arising out of such acts or omissions, provided that such persons provide the requisite affirmations and undertaking, as set forth in Oregon Revised Statutes Section 60.397. In addition, Monaco will provide, or cause SMC to provide, for a period of not less than six years after the date the Merger is completed, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring or arising at or prior to the Merger (the "D&O Insurance") that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the surviving corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such insurance, but in such case shall purchase as much such coverage as possible for such amount. This summary is qualified in its entirety by reference to the Merger Agreement.

  Other Agreements

    On June 23, 2001, each of Mathew M. Perlot and Curtis W. Lawler entered into a Shareholder's Agreement with the Company, Monaco and Offeror. Under their respective agreements, Mr. Perlot and Mr. Lawler agree to tender their Shares pursuant to the Monaco Offer and grant an irrevocable proxy to a representative of Monaco to vote their Shares against a company takeover proposal made by a third party. This summary is qualified in its entirety by reference to the Shareholder Agreements, copies of which have been filed with the SEC as Exhibits 3 and 4 to this Schedule 14D-9.

    In February 2001, the Company entered into a Retirement Agreement and Mutual Release of Claims with Mr. Perlot providing him with compensation and benefits as an employee advisor of the Company and retirement payments and health and other benefits associated with his retirement as Chief Executive Officer of the Company. The Company and Mr. Perlot deferred the effectiveness of the agreement and Mr. Perlot returned as a full-time employee of SMC in March 2001. On June 22, 2001, the Company, Monaco and Mr. Perlot amended the Retirement Agreement and Mutual Release of Claims to eliminate monetary payments to Mr. Perlot. As amended, Mr. Perlot is a consultant to the Company and is entitled to health benefits and periodic use of the Company's airplane. This summary is qualified in its entirety by reference to Mr. Perlot's Retirement Agreement and the letter amendment, copies of which have been filed with the SEC as Exhibits 6 and 7 to this Schedule 14D-9.

    In February 2001, the Company entered into a Retirement Agreement and Release of Claims with Mr. Lawler providing him with compensation and benefits as an employee advisor on his retirement as Chief Executive Officer of the Company. On June 22, 2001, the Company, Monaco and Mr. Lawler amended the Retirement Agreement and Release of Claims so that Mr. Lawler will not be an employee or consultant of the Company on his retirement, but will be entitled to receive health benefits from the Company. This summary is qualified in its entirety by reference to Mr. Lawler's Retirement Agreement and the letter amendment, copies of which have been filed with the SEC as Exhibits 8 and 9 to this Schedule 14D-9.

    Mr. Perlot and Mr. Lawler also each entered into a non-competition agreement with the Company on June 23, 2001. These agreements restrict their ability to compete with the Company for a period of five years and prohibit disclosure of confidential information and solicitation of the Company's customers or employees. This summary is qualified in its entirety by reference to the non-competition agreements, copies of which have been filed with the SEC as Exhibits 13 and 14 to this Schedule 14D-9.

    Each of William L. Rich, Vice President of Finance and Chief Financial Officer, L. Michael Carey, Vice President of Operations, Eastern Region, and Steven D. Bettis, Vice President of Operations, Western Region, has entered into an agreement with the Company in the event of a change of control. Each agreement provides that, if such officer's employment is terminated other than for cause within 24 months of a change of control, he will be entitled to receive an amount equal to 9 months of his base salary, payable in monthly installments. This summary is qualified in its entirety by reference to the change of control agreements, copies of which have been filed with the SEC as Exhibits 10, 11 and 12 to this Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

  (a)
  Recommendation of the Board of Directors of the Company (the "Board").

    The Board has determined that the Monaco Offer is fair to and in the best interests of the shareholders of Company. The Board recommends that all holders of Common Stock accept the Monaco Offer and tender all of their Common Stock pursuant to the Monaco Offer. The Board's determination and recommendation were made by a unanimous vote of the directors present at the Board's June 22, 2001 meeting (Mr. Traughber did not attend the meeting).

    The Board's recommendation is based in part on the oral opinion delivered by McDonald Investments to the Board on June 21, 2001, that, as of such date, the cash consideration to be received by the holders of Common Stock pursuant to the Monaco Offer is fair to such holders from a financial point of view. McDonald Investments subsequently confirmed its opinion in writing.

    A copy of the letter to Company's shareholders communicating the Board's recommendation has been filed with the SEC as Exhibit 16 to this Schedule 14D-9 and is incorporated herein by reference.

  (b)
  Background and Reasons for the Recommendation.

    In early 2001, Mathew M. Perlot and Curtis W. Lawler expressed their desire to retire and, as owners of approximately 70% of SMC's Common Stock, requested that the Board investigate a sale of SMC. In response to their request, the Board interviewed several investment banking firms before selecting McDonald Investments to act as the Company's financial advisor. On February 12, 2001, the Company signed an engagement letter with McDonald Investments.

    In late February and early March 2001, McDonald Investments contacted 20 prospective purchasers, including Monaco, to determine their interest in a possible transaction. Based on these initial discussions, McDonald Investments, for itself and as agent for SMC, entered into confidentiality agreements with eight potential purchasers in mid- and late March.

    In late March 2001, McDonald Investments sent a confidential offering memorandum containing general information, including financial information, about SMC to Monaco and to the other seven interested parties. On April 13, 2001, McDonald Investments received a non-binding written proposal from a prospective purchaser (the "Other Party") to acquire the stock of SMC. On April 27, 2001, McDonald Investments received a non-binding written proposal from Monaco to acquire the stock or net assets of SMC for cash, subject to completing their review of SMC and signing a definitive agreement.

    On May 10, 2001, Monaco's management and its financial advisors attended a presentation by SMC's management and received supplemental information regarding the business and financial condition of SMC, including results from SMC's fiscal quarter ended March 31, 2001 and some financial projections for the year 2001. At the meeting, Monaco and SMC discussed an acquisition in the form of a stock purchase. Following the presentation, and continuing for several weeks, Monaco reviewed materials provided by SMC regarding its business and operations.

    On May 16, 2001, SMC's legal representatives sent a draft merger agreement to Monaco's legal representatives for their review and comment.

    On May 24, 2001, McDonald Investments received from the Other Party a revised and enhanced written non-binding proposal to acquire all of the stock of SMC. In late May 2001, the Other Party asked to meet with management of SMC to discuss a possible transaction. Subsequently, on June 4, 2001, the management of SMC met with the management of the Other Party and provided the Other Party with supplemental information on SMC. At the meeting, the Other Party indicated its interest was in acquiring only certain assets of SMC. The Other Party declined the offer to visit SMC's facilities and review the materials regarding its business and operations made available by SMC. On June 8, 2001, McDonald Investments received a non-binding written offer from the Other Party to purchase certain SMC assets.

    Throughout June 2001, Monaco continued its review of SMC. From June 13 through June 23, 2001, Monaco, SMC and their respective advisers negotiated the terms and provisions of the Merger Agreement and ancillary documents.

    On June 18, 2001, Monaco's representative communicated an offer to McDonald Investments to purchase all of the shares of SMC for $3.40 per share. On June 19, 2001, following a conversation between Kay Toolson, Monaco's Chief Executive Officer, and Mathew Perlot, the Chairman of SMC's Board, Monaco revised its offer to $3.70 per share.

    The SMC board of directors met on June 21, 2001. At the meeting:

  •
  SMC's management and McDonald Investments updated the SMC Board on the status of negotiations with the Other Party and discussed the structure of the Other Party's proposed transaction,

  •
  SMC's legal advisers and management updated the SMC Board on the status of negotiations with Monaco and informed the Board that nearly all substantive issues had been resolved,

  •
  SMC's legal advisers made a presentation to the Board regarding the fiduciary duties of the Board,

  •
  SMC's legal advisers reviewed with the Board the terms of the proposed merger agreement with Monaco and the regulatory filings and approvals that would be required in connection with the proposed transaction,

  •
  McDonald Investments made a financial presentation to the Board, and

  •
  McDonald Investments rendered its opinion to the effect that, as of that date, the Per Share Amount proposed by Monaco was fair to SMC shareholders from a financial point of view.

    The Board adjourned its meeting and agreed to meet again on June 22, 2001.

    The Board met on June 22, 2001. All of the board members were present except for Mr. Traughber. SMC's legal advisors and management updated the Board on the status of negotiations with Monaco and informed the Board that all substantive issues had been resolved. The Board, by a unanimous vote of the members present, determined the Merger was fair to and in the best interests of SMC and its shareholders and:

  •
  unanimously approved the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, and

  •
  authorized the execution of the Merger Agreement and recommended that SMC shareholders tender all of their shares of Common Stock pursuant to the Monaco Offer.

    On June 22, 2001, the last trading day before the Merger Agreement was signed, the closing price of SMC Common Stock was $3.00 per share.

    On June 23, 2001, all documentation was finalized to the satisfaction of the designated officers, and all conditions with respect to the execution of the Merger Agreement were satisfied. That evening:

  •
  Monaco and SMC executed and delivered the Merger Agreement, and

  •
  Mr. Perlot and Mr. Lawler, who together own approximately 70% of SMC's outstanding Common Stock, executed and delivered shareholder's agreements agreeing to tender their Shares in the Monaco Offer

    Monaco and SMC publicly announced the signing of the Merger Agreement on June 25, 2001.

    In reaching the conclusions and recommendations described above, SMC's Board considered the opportunity the Merger would provide to secure a premium for shareholders over recent market prices of Common Stock. In comparing this premium with the return on shareholder investment believed to be achievable through future appreciation of the Common Stock if SMC remained an independent company, the Board considered various factors affecting SMC's future financial performance and prospects. These factors included:

  •
  the Company's ability to compete with larger companies with substantially greater resources and name recognition than the Company,

  •
  the Company's ability to continue to attract and retain experienced and motivated personnel in a highly competitive marketplace, and

  •
  the Company's ability to service its debt obligations.

    In the course of its deliberations, the Board considered, among other things:

  •
  historical information concerning the Company's business, prospects, financial performance and condition, operations, technology, management and competitive position,

  •
  current financial market conditions and historical market prices, volatility and trading information with respect to the Common Stock,

  •
  the Per Share Amount to be received by the holders of Common Stock in the Monaco Offer and the Merger and a comparison of comparable business combination transactions,

  •
  the belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations, are reasonable,

  •
  the fact that the Merger Agreement permits the Board to furnish information to, or to engage in negotiations with, third parties and to terminate the Merger Agreement in certain circumstances, and the belief of the Board that the payment by the Company of a termination fee of $850,349 to Offeror in the event of such a termination would not unreasonably discourage third parties from making a superior proposal,

  •
  the turnover in executive management personnel in recent years,

  •
  the expressed desire of Mr. Perlot and Mr. Lawler, who together own approximately 70% of the Common Stock, that the Board investigate a sale of the Company,

  •
  the fact that the Company had contact with several alternative parties to discuss a possible acquisition and that although these parties were each afforded ample time to submit an offer to acquire the entire Company, none of these parties made an acceptable offer,

  •
  the possibility that the Monaco Offer or the Merger might not be completed and the effect of the public announcement of the Monaco Offer and Merger on (a) the Company's sales, operating results and stock price and (b) the Company's ability to attract and retain key management, marketing and technical personnel,

  •
  the financial effect of the Merger, and

  •
  the opinion of McDonald Investments that, as of June 21, 2001 and subject to and based on the matters described in its opinion, the Per Share Amount to be received by the holders of shares of Common Stock in the Monaco Offer and the Merger was fair from a financial point of view to the Company shareholders.

    The Board concluded that the benefits of the Merger outweigh any of the potentially negative factors considered.

    The discussion above sets forth the material information and factors considered by the Board in consideration of the Merger Agreement. In view of the wide variety of factors considered, the Board did not find it practicable to, and did not make specific assessments of, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. The determination to approve the Merger was made after consideration of all of the factors as a whole. In addition, individual members of the Board may have given different weights to different factors.

  (c)
  Intent to Tender

    To the Company's knowledge after reasonable inquiry, all of its executive officers, directors, and their affiliates currently intend to tender all shares that are held of record or are beneficially owned by them pursuant to the Offer, other than the Shares, if any, held by such persons that, if tendered, could cause them to incur liability under Section 16(b) of the Securities Exchange Act of 1934. Each of Mr. Perlot, Chairman of the Board and President of the Company, and Mr. Lawler, Co-Chairman and Chief Executive Officer of the Company, has entered into a shareholder's agreement with the Company, Monaco and Offeror under which they have agreed to tender all of their Shares in the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

    The Company retained McDonald Investments (under an engagement letter dated February 12, 2001) to provide it with financial advisory services in connection with the possible sale of the Company. The Board selected McDonald Investments to act as the Company's financial advisor based on its qualifications, expertise and reputation and its knowledge of the business and affairs of the Company.

    For these financial advisory services, the Company agreed to pay McDonald Investments a transaction fee equal to the greater of $750,000 or 1.75% of the Transaction Value. For purposes of the engagement letter, "Transaction Value" means (a) the total amount of cash paid, directly or indirectly, for the assets, business or capital stock of the Company, (b) the fair market value of any assets, securities or other property or rights transferred, directly or indirectly, in payment for the assets, business or stock of the Company, except that debt instruments will be valued at their face amount, (c) the principal amount of any interest-bearing indebtedness (including, without limitation payments to be made under non-competition or similar agreements and any deferred or contingent payments) remaining or assumed on the Company's financial statements at the time of closing, except trade payables and non-interest bearing accrued liabilities of the Company before the completion of the transaction, and (d) the aggregate amount of any dividends or other distributions declared and paid by the Company with respect to its stock after the date of the engagement letter, other than normal recurring cash dividends in amounts not materially greater than currently paid. This transaction fee becomes payable by the Company upon the successful completion of the Monaco Offer.

    Under the engagement letter, McDonald Investments also agreed to provide the Company with a financial fairness opinion in connection with the possible sale of the Company. For this financial fairness opinion, the Company agreed to pay McDonald Investments a fee of $25,000 upon delivery of McDonald Investments' written opinion to the Board. This $25,000 fee is credited against the transaction fee. In addition, the Company has agreed to indemnify McDonald Investments and its affiliates, directors, officers, agents and employees and each person, if any, controlling McDonald Investments or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of McDonald Investments' engagement.

    Neither the Company nor any person acting on its behalf intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on their behalf concerning the Monaco Offer.

Item 6. Interest in Securities of the Subject Company.

    To the knowledge of the Company, except as otherwise set forth in this Schedule 14D-9, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any affiliate or subsidiary of the Company or any of their executive officers or directors.

Item 7. Purposes of the Transaction and Plans or Proposals.

  (a)
  Negotiations.

    Except as set forth in this Schedule, no negotiation is being undertaken or is underway by the Company in response to the Monaco Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

  (b)
  Transactions and Other Matters.

    Except as set forth in this Schedule, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Monaco Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished.

    The Information Statement attached as Annex II to this Schedule 14D-9 is being furnished in connection with the possible designation by Monaco, under the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's shareholders.

    The information contained in all of the Exhibits referenced in Item 9 of this Schedule 14D-9 are incorporated herein by reference.

  Business Combination Statute.

    The Oregon Business Corporation Act contains a business combination statute that prevents an "interested shareholder" (one who owns 15% or more of a corporation's voting securities) from completing certain business combinations, including a merger, with a corporation during the three-year period after becoming an interested shareholder, unless the corporation's board of directors approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder before the date the shareholder becomes an interested shareholder. Because neither Monaco nor its affiliates own 15% of the shares of SMC, and because SMC's Board of Directors has approved the Merger Agreement, this provision will not prevent Offeror from completing the Merger.

  The Oregon Control Share Act.

    The Oregon Control Share Act provides that "control shares" of a corporation acquired in a control share acquisition have no voting rights except as granted by the shareholders of the corporation. "Control shares" are shares which, when added to shares then owned or controlled by a shareholder, increase the shareholder's control of voting power above one of three thresholds: more than one-fifth; more than one-third; or more than one-half of the outstanding voting power of the corporation. Under Oregon law, a corporation may provide in its Articles of Incorporation or Bylaws that the Control Share Act does not apply to the corporation. SMC's bylaws provide that the Control Share Act does not apply to acquisitions of the Company's voting shares.

  Dissenter's Rights.

    Under Oregon law, shareholders that otherwise would be entitled to exercise dissenters' rights do not have these rights if the stock affected is registered on a national securities exchange or is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System as a National Market System issue. Shareholders do not have dissenters' rights as a result of the Offer. As long as the Common Stock is quoted on Nasdaq as a National Market System issue, dissenters' rights will also not apply to the Merger. SMC understands that Monaco intends to de-list the Common Stock from Nasdaq upon completion of the Merger. If Monaco does not acquire 90% of the Shares and SMC calls a shareholder meeting to approve the Merger, and if on the record date for the meeting the Common Stock is no longer a National Market System issue, holders of the Common Stock will have rights under Oregon Revised Statutes Sections 60.551 through 60.594 (the "Dissenters' Provisions") to dissent and obtain payment in cash for the fair value of their Shares. If a shareholder and SMC do not agree on the fair value, the shareholder will have the right to judicial determination of the fair value of such shareholder's Shares and to receive payment of such fair value in cash, together with interest payable from the date of the Merger. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid under the Offer.

    If any holder of Shares who dissents and demands payment fails to perfect, or effectively withdraws or loses the right to dissent, as provided in the Dissenters' Provisions, the Shares of such holder will be converted into cash at the Per Share Amount in accordance with the Merger Agreement. A shareholder may withdraw such holder's dissent and demand for payment by delivery to Monaco of a written withdrawal of such holder's dissent and demand for payment and acceptance of the Merger.

    The foregoing summary of Dissenters' Provisions does not purport to be complete and is qualified in its entirety by reference to Oregon Revised Statutes Sections 60.551 through 60.594. Failure to follow the steps required by Sections 60.551 through 60.594 for perfecting dissenters' rights may result in the loss of such rights.

Item 9. Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Offer to Purchase dated July 5, 2001
2.	Agreement and Plan of Merger dated as of June 23, 2001 among Offeror, Monaco and the Company
3.	Shareholder's Agreement dated as of June 23, 2001 among Monaco, Offeror, the Company and Mathew M. Perlot
4.	Shareholder's Agreement dated as of June 23, 2001 among Offeror, Monaco, the Company and Curtis W. Lawler
5.	Engagement Letter dated February 12, 2001 between the Company and McDonald Investments
6.
Retirement Agreement and Mutual Release of Claims between the Company and Mathew M. Perlot dated February 23, 2001 (Incorporated by reference to Exhibit 10.7 of the Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2001 (the "2000 Form 10-K/A")
7.	Letter Agreement amending Retirement Agreement and Mutual Release of Claims dated June 22, 2001 between the Company and Mathew M. Perlot, and guaranteed by Monaco.
8.	Retirement Agreement and Appointment as Employee Advisor between the Company and Curtis W. Lawler dated February 23, 2001 (Incorporated by reference to Exhibit 10.8 of the 2000 Form 10-K/A))
9.	Letter Agreement amending Retirement Agreement and Appointment as Employee Advisor dated June 22, 2001 between the Company and Curtis W. Lawler, and guaranteed by Monaco
10.	Change of Control Agreement between the Company and William L. Rich dated April 10, 2001
11.	Change of Control Agreement between the Company and L. Michael Carey dated April 10, 2001
12.	Change of Control Agreement between the Company and Steven D. Bettis dated April 10, 2001
13.	Non-competition Agreement between the Company and Mathew J. Perlot dated June 23, 2001
14.	Non-competition Agreement between the Company and Curtis W. Lawler dated June 23, 2001
15.	Press Release issued by the Company on June 25, 2001 (included in the Schedule 14D9-C filed by the Company on June 25, 2001)
16.	Form of Letter to Shareholders dated July 5, 2001*
17.	Opinion of McDonald Investments Inc.* (attached as Annex I hereto)
18.	Company Audit Committee Charter
19.	Confidentiality Agreement between McDonald Investments, on behalf of itself and as agent for the Company, and Monaco

*
Included in copies mailed to shareholders

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SMC CORPORATION
	By:	/s/ WILLIAM L. RICH William L. Rich, Vice President of Finance and Chief Financial Offices
Dated: July 5, 2001

Annex I
June 25, 2001	McDonald Investments Inc., A KeyCorp Company 800 Superior Avenue Cleveland, Ohio 44114-2603
PERSONAL AND CONFIDENTIAL
Board of Directors	Tel: 216 443-2300
SMC Corporation 20545 Murray Road Bend, Oregon 97708

Ladies and Gentlemen:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, (the "Common Stock"), of SMC Corporation (the "Company") of the Consideration (as hereinafter defined) to be received by such stockholders pursuant to the Agreement and Plan of Merger dated as of June 23, 2001 (the "Agreement") by and among Monaco Coach Corporation, a Delaware corporation ("Monaco"), Salmon Acquisition, Inc., an Oregon corporation and a wholly owned subsidiary of Monaco ("Merger Sub") and the Company.

    You have advised us that pursuant to the Agreement, and subject to the terms and conditions set forth therein, Monaco will promptly cause Merger Sub to commence a tender offer (the "Offer") to acquire all of the issued and outstanding shares of Common Stock for $3.70 per share in cash, or such higher price as may be paid in the Offer (the "Offer Price"). Upon completion of the Offer, and subject to the terms and conditions set forth in the Agreement, Merger Sub will be merged with and into the Company (the "Merger," and collectively with the Offer, the "Transaction"), the Company will become a wholly-owned subsidiary of Monaco, and all issued and outstanding shares of Common Stock (except shares held in treasury, shares owned by Monaco and its affiliates, and shares as to which dissenters' rights of appraisal have been perfected in accordance with applicable provisions of Oregon law) will be canceled and converted into the right to receive $3.70 per share in cash, or such higher price as may have been paid in the Offer (the "Merger Price" and, collectively with the Offer Price, the "Consideration").

    McDonald Investments Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with Mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

    In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement, including the exhibits and schedules thereto; (ii) certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for each of the years in the five year period ended December 31, 2000 and the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2001; (iii) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, the Company Common Stock (v) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities; and (vii) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also met with certain officers and

I–1

employees of the Company to discuss the business and prospects of the Company, as well as other matters we believe relevant to our inquiry.

    In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly available and have assumed and relied upon the representations and warranties of the Company and Monaco contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have not been engaged to assess the reasonableness or achievability of management's projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties or facilities of either the Company nor have we been furnished with any such evaluation or appraisal. We have also assumed that the conditions to the Merger as set forth in the Agreement would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement.

    It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the consideration to be paid by the Company pursuant to the Merger and does not address the Company's underlying business decision to effect the Merger or any other terms of the Merger. It should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion.

    We have acted as financial advisor to the Company in connection with the Merger and will receive from the Company a fee for our services, a significant portion of which is contingent upon the consummation of the Merger, as well as the Company's agreement to indemnify us under certain circumstances. We will also receive a fee for rendering this opinion.

    In the ordinary course of our business, we may actively trade securities of both the Company and Monaco for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    This opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender or refrain from tendering shares of Common Stock pursuant to the Offer or as to how such stockholder should vote on any matters relating to the Merger.

    Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction is fair, from a financial point of view, to the holders of the Company's Common Stock.

Very truly yours,
/s/ MCDONALD INVESTMENTS INC. MCDONALD INVESTMENTS INC.

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Annex II

SMC CORPORATION
20545 Murray Road
Bend, Oregon 97701
Information Pursuant to Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

    The following information is being furnished to holders of the common stock (the ("Shares" or the "Common Stock"), of SMC Corporation, an Oregon corporation (the "Company"), in connection with the possible designation by Monaco Coach Corporation, a Delaware corporation ("Monaco"), of at least a majority of the members of the Board of Directors of the Company (the "Board") pursuant to the terms of an Agreement and Plan of Merger, dated June 23, 2001 (the "Merger Agreement"), by and among the Company, Monaco and Salmon Acquisition, Inc., an Oregon corporation ("Offeror"). This information is being provided solely for informational purposes and not in connection with a vote of the Company's shareholders.

    The Merger Agreement provides that promptly following the purchase of any Shares in a cash tender offer for all outstanding shares of SMC (the "Offer"), Monaco may request that the Company take all actions necessary to cause persons designated by Monaco to become directors of the Company (the "Monaco Designees") so that Monaco's representation on the Board is proportionate to the percentage calculated by dividing (i) the number of Shares accepted for payment pursuant to the Offer plus any other Shares beneficially owned by Monaco or any affiliate thereof by (ii) the total number of Shares outstanding; provided that prior to the completion of a merger as described in the Merger Agreement (the "Merger"), the Board shall always have at least two members who are directors as of the date hereof, one of whom will be Mathew M. Perlot and one of whom is neither an officer of the Company nor a designee of Monaco. The Company has also agreed to increase the size of the Board or exercise reasonable best efforts to secure the resignation of existing directors so as to enable the Monaco Designees to be elected to the Board in accordance with such provisions.

    The information contained in this Annex II concerning Monaco and Offeror has been furnished to the Company by Monaco, and the Company assumes no responsibility for the accuracy or completeness of any such information.

Voting Securities of the Company

    As of June 23, 2001, there were issued and outstanding 5,745,599 shares of common stock, each of which entitles the holder to one vote. The Common Stock is the only class of voting securities entitled to vote for directors at a shareholder meeting.

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Security Ownership of Certain Beneficial Owners and Management

    The following table sets forth certain information regarding the beneficial ownership as of June 23, 2001 of the Common Stock by (i) each person known by the Company to own beneficially more than 5 percent of the Common Stock, (ii) each director and nominee for director of the Company, (iii) each executive officer of the Company named in the Summary Compensation Table, and (iv) all executive officers and directors as a group. To the knowledge of the Company, none of the Monaco Designees beneficially owns any shares of the Company. Except as otherwise noted, the persons listed below have sole investment and voting power with respect to the Common Stock owned by them, and their addresses are c/o SMC Corporation, 20545 Murray Road, P.O. Box 5639, Bend, Oregon, 97701.

Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Shares
Mathew M. Perlot	3,317,700	(1)	58%
Curtis W. Lawler	1,168,000	(2)	20%
William L. Rich	57,500	(3)	1%
Steven D. Bettis	20,000	(4)	*
L. Michael Cary	26,000	(5)	*
Lawrence S. Black	11,000	(6)	*
Jim L. Traughber	13,000	(7)	*
Connie M. Perlot	—		—
All directors and executive officers as a group (10 persons)	4,613,200	(8)	80%
Dimensional Fund Advisory	366,200		6%

*
Less than 1%

(1)
Includes 400,000 shares subject to an exercisable option.

(2)
Includes 50,000 shares subject to an exercisable option.

(3)
Includes 50,000 shares subject to exercisable options.

(4)
Includes 20,000 shares subject to exercisable options.

(5)
Includes 25,000 shares subject to exercisable options.

(6)
Includes 10,000 shares subject to exercisable options.

(7)
Includes 11,000 shares subject to exercisable options.

(8)
Includes 566,000 shares subject to options held by executive officers and directors that are exercisable.

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Board of Directors, Monaco Designees and Executive Officers

Board Biographical Information

    Directors are elected at an annual meeting of the shareholders to serve until the succeeding annual meeting and until their successors are elected. The Merger Agreement provides that, promptly upon purchase of the Common Stock under the Offer, Monaco is entitled to designate the Monaco Designees to serve on the Company's Board. The following table sets forth information with respect to the current directors of the Company.

Name, Principal Occupation and Other Directorships	Age	Director Since
Mathew M. Perlot. Mr. Perlot co-founded the Company in 1986 and has since served as Chief Executive Officer and Chairman of the Board, and, at various times, as its President. In early 2001, Mr. Perlot retired as Chief Executive Officer, but continues to serve as Chairman of the Board. Mr. Perlot served as President from 1986 to May 1997 and was reappointed President following Mr. Jacque's resignation from the Company. Mr. Perlot is married to Connie M. Perlot, a director and Secretary-Treasurer of the Company.	65	1986
Curtis W. Lawler. Mr. Lawler co-founded the Company in 1986 and has since served as a director. Mr. Lawler began serving as the Chief Executive Officer upon Mr. Perlot's retirement from that position in 2001. Mr. Lawler's most recent positions with the Company were Vice President of the Company and General Manager—Beaver Motor Coaches, Inc. Mr. Lawler has been employed by the Company in various capacities since 1987.	79	1989
Connie M. Perlot. Ms. Perlot became Secretary-Treasurer in January 1987. Since 1986, Ms. Perlot has served as internal auditor for the Company. Ms. Perlot is married to Mathew M. Perlot.	52	1986
Jim L. Traughber. From 1968 to 1997, Mr. Traughber owned and served as President of Traughber Oil Company, a wholesale petroleum products distributor located in central Oregon.	63	1994
Lawrence S. Black. Mr. Black is Vice-Chairman of the Board of Wells Fargo Van Kasper, Inc., an investment banking firm that served as the managing underwriter for the initial public offering of the Company's Common Stock in January 1995.	72	1995
Allan L. Crisler Mr. Crisler began to serve as a director in January, 2001. He has been active in Bend real estate for the past 12 years. Mr. Crisler has served as the director of the Mid Columia Economic Development board, as President of the Oregon Certified Development Corporation, and as Executive Director of the Bend Chamber of Commerce.	61	2001

Information Concerning Monaco Designees to the Board of Directors

    Monaco has informed the Company that it will select the Monaco Designees from Kay L. Toolson, John W. Nupute, Richard E. Bond, P. Martin Daley, Martin W. Garriott, Irvin M. Yoder, and Patrick F. Carroll, each of whom is an executive officer of Monaco. Information concerning the Monaco Designees is contained in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's shareholders with this Schedule 14D-9. The information in Schedule I is incorporated herein by reference. Monaco has also informed the Company that each of these executive officers has consented to act as a Director of the Company, if so designated. It is expected that none of the

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Monaco Designees will receive any compensation for services preformed in his capacity as a Director of the Company.

Compensation of Directors

    Under the Company's 1994 Stock Incentive Plan, each nonemployee director automatically is granted an option to purchase 5,000 shares of Common Stock on the date he or she becomes a nonemployee director and automatically is granted an option to purchase 1,000 additional shares of Common Stock in each subsequent calendar year that the nonemployee director continues to serve in that capacity. Other than these automatic grants, nonemployee directors may not be granted any other options under the 1994 Stock Incentive Plan. Nonemployee directors also receive $10,000 per year as compensation for serving on the Board and are reimbursed for reasonable expenses incurred in attending meetings.

    After the completion of the Merger, it is expected that the Company's Board will act to appoint new members to the Audit and Compensation Committees. To the Company's knowledge, no decision has been made by the Monaco Designees regarding the membership of any such committees of the Board.

Board Meetings and Committees

    The Board met four times in the fiscal year ended December 31, 2000 ("FY 2000"). No director attended fewer than 75 percent of the aggregate of all meetings of the Board and the committees of which the director was a member during FY 2000. The standing committees of the Board are the Audit Committee and the Compensation Committee. The Company does not have a Nominating Committee.

    The Audit Committee comprises "independent directors" (as defined under Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards) and makes recommendations concerning the engagement of the independent public accountants, reviews with the independent public accountants the plans and results of audits, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and nonaudit fees, and reviews the adequacy of the Company's internal accounting controls. The Audit Committee is governed by a written charter, which has been filed as Exhibit 18 to the Company's Schedule 14D-9 and is incorporated herein by reference. The Audit Committee consists of Mr. Traughber, Mr. Black, and Mr. Crisler. The Audit Committee met one time in FY 2000.

    The Compensation Committee determines compensation for the Company's executive officers, and administers the Company's 1994 Stock Incentive Plan. The Compensation Committee consists of Mr. Black and Mr. Traughber and met one time in FY 2000.

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Executive Officers

    Executive officers serve at the discretion of the Board. The following table sets forth certain information with respect to the executive officers of the Company as of June 23, 2001:

Name	Age	Position
Mathew M. Perlot	65	Chairman of the Board and President
Curtis W. Lawler	79	Vice-chairman of the Board and Chief Executive Officer
William L. Rich	46	Vice President of Finance and Chief Financial Officer
Steven D. Bettis	37	Vice President of Operations, Eastern Region
L. Michael Cary	58	Vice President of Operations, Western Region

    Mathew M. Perlot co-founded the Company in November 1986 and has served as Chairman of the Board since that time. Mr. Perlot also served as Chief Executive Officer of the Company from the Company's founding until February 2001, when he retired from that position. Mr. Perlot also served as President from its founding until May of 1997. Mr. Perlot served as Director of Sales and Marketing for Monaco Coach Corporation from 1982 to 1985 and for Beaver Coaches, Inc. from 1985 to 1987. Mr. Perlot also served as President of RV Marketing, Inc. from 1980 to 1987. Mr. Perlot was reappointed President of the Company following Michael R. Jacque's resignation from that position in April 2001. Mr. Perlot is married to Connie M. Perlot, a director and Secretary-Treasurer of the Company.

    Curtis W. Lawler co-founded the Company in November 1986 and has served as a director since that time. Mr. Lawler has been employed by the Company in various capacities since 1987. Mr. Lawler began serving as the Chief Executive Officer upon Mr. Perlot's retirement from that position in February 2001. Prior to Mr. Lawler's appointment as Chief Executive Officer, he served as a Vice President and as General Manager—Beaver Motor Coaches, Inc.

    William L. Rich joined the Company as Vice President of Finance and Chief Financial Officer in November 1998. Before joining the Company, Mr. Rich served as Vice President of Finance and Administration at Marus Dental International, a subsidiary of the Henry Schein Corporation. Before that, Mr. Rich held senior financial positions at manufacturing companies in the Midwest. Mr. Rich obtained his B.S. degree in Business from Miami University (Ohio) and an MBA from the University of North Texas. Mr. Rich is a CPA and a CMA.

    Steven D. Bettis joined the company in October 1992. Mr. Bettis served as General Manager of Beaver Motor Coaches, Inc. from September 1997 to February 2001, when he was appointed to his current position as Vice President of Operations, Eastern Region. In addition, Mr. Bettis served as General Manager of Electronic Design & Assembly from its startup in January 1996 to September 1997. Before that, Mr. Bettis served as Engineering Manager for Beaver Motor Coaches, Inc. and in engineering positions for Safari Motor Coaches, Inc. Mr. Bettis served as an electronics technician and supervisor in the US Air Force from 1984 to 1992.

    L. Michael Cary joined the company in August 1988. He became Vice President of Operations and Chief Operating Officer in January 1989. He separated from SMC in 1997 and rejoined the Company in February, 2001 to serve as Vice President of Operations, Western Region. From 1976 to 1988, Mr. Cary served as Controller of Nicolai/Morgan Products, Inc., a door and wood products manufacturing firm. Before that, he served in the US Air Force as a Logistics Auditor and Finance Officer. Mr. Cary holds a Bachelors degree in Business Administration from the University of Portland

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and a Masters degree in Logistics Management from the Air Force Institute of Technology. He currently serves on the National Alumni Board for the University of Portland.

Executive Compensation

Summary Compensation Table

    The following table sets forth the executive compensation paid by the Company during the last three years to the Chief Executive Officer and all other executive officers who earned more than $100,000 in combined salary and bonus in 2000.

Long-Term Compensation Awards
Annual Compensation
Name and Principal Position					Securities Underlying Options(1)	All Other Compensation
	Year	Salary	Bonus
Mathew M. Perlot(2) Chairman of the Board	2000 1999 1998	$316,800 316,800 316,800	$	— 6,515 159,165	100,000 — 100,000	$565 4,537 4,362
Michael R. Jacque(3) President and Chief Operating Officer	2000 1999	218,333 110,200	$ $	150,000 6,515	100,000 200,000	7,089 679
William L. Rich Vice President of Finance, and Chief Financial Officer	2000 1999 1998	120,000 120,000 17,719		— 1,086 6,315	50,000 — —	969 1,372 325

(1)
Represents shares of Common Stock issuable upon exercise of stock options granted under the Company's 1994 Stock Incentive Plan.

(2)
Mr. Perlot resigned his position as Chief Executive Officer on February 23, 2001 and was appointed President following Mr. Jacque's resignation in April, 2001.

(3)
Mr. Jacque resigned his position with the Company on April 23, 2001. Thirty days after that date, all of his unexercised options were forfeited.

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Stock Option Grants in Last Fiscal Year

    The following table provides information regarding stock options granted in 2000 to the executive officers named in the Summary Compensation Table.

		Percentage of Options Granted to Employees During Fiscal Year
	Number of Shares Underlying Options Granted				Realizable Value at Assumed Rates of Annual Stock Price Appreciation for Option Terms(1)
Name			Exercise Price Per Share	Expiration Date
					5%	10%
Mathew M. Perlot(2)	100,000	31.0%	$5.000	2/17/10	$641,500	$1,021,400
Michael R. Jacque(2)(3)	100,000	31.0%	$5.000	2/17/10	$641,500	$1,021,400
William L. Rich(2)	50,000	15.0%	$5.000	1/01/10	$320,750	$543,150

(1)
In accordance with rules of the Securities and Exchange Commission, these amounts are the hypothetical gains or option spreads that would exist for the respective options based on assumed compounded rates of annual stock price appreciation of 5 percent and 10 percent from the date the options were granted over the option term.

(2)
The options to purchase these shares became exercisable in full on February 23, 2001.

(3)
As of April 23, 2001, Mr. Jacque resigned from the Company and the Board. Under the terms of the 1994 Stock Incentive Plan and his option agreements with the Company, all of his options to purchase shares were forfeited 30 days after his resignation.

Option Exercises and Year-End Option Values

    None of the executive officers named in the Summary Compensation Table exercised any options during 2000. The following table indicates for all executive officers named in the Summary Compensation Table (i) the number of shares subject to exercisable and unexercisable stock options as of December 31, 2000 and (ii) the value of in-the-money options, which represents the positive difference between the exercise price of existing stock options and the year-end price of the Common Stock.

			Number of Shares Subject to Unexercised Options at Fiscal Year End
					Value of Unexercised In-the-Money at Fiscal Year End(1)
	Number of Shares Acquired on Exercise
		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Mathew M. Perlot	0	0	325,560	74,440	$—	$—
Michael R. Jacque(2)	0	0	140,190	159,810	—	—
William L. Rich	0	0	16,900	33,100	—	—

(1)
Based on last sale price of $2.125 for the Company's Common Stock on December 31, 2000.

(2)
As of April 23, 2001, Mr. Jacque resigned from the Company and the Board. Under the terms of the 1994 Stock Incentive Plan and his option agreements with the Company, all of his options to purchase shares were forfeited 30 days after his resignation.

Compensatory Plan or Agreements

    On February 23, 2001, the Company entered into a Retirement Agreement and Mutual Release of Claims with Mathew M. Perlot providing him with compensation and benefits as an employee advisor

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of the Company and retirement payments and health and other benefits associated with his retirement as Chief Executive Officer of the Company. Among other things, the Retirement Agreement provided for payments to Mr. Perlot of $280,000 in his first year of retirement from his position as Chief Executive Officer, $220,000 in his second year of retirement, and $100,000 per year in his third and in each subsequent year of retirement. The Company and Mr. Perlot deferred the effectiveness of the agreement and Mr. Perlot returned as a full-time employee of SMC on April 27, 2001. On June 22, 2001, in connection with the Offer, the Company, Mr. Perlot, Monaco and Salmon Acquisition, Inc. amended the Retirement Agreement and Mutual Release of Claims to eliminate monetary payments to Mr. Perlot. As amended, Mr. Perlot is a consultant to the Company and is entitled to health benefits and periodic use of the Company's airplane.

    In February 2001 the Company entered into a Retirement Agreement and Release of Claims with Mr. Lawler providing him with compensation and benefits as an employee advisor on his retirement as Chief Executive Officer of the Company. On June 22, 2001, in connection with the Offer, the Company, Mr. Perlot, Monaco and Salmon Acquisition, Inc. amended the Retirement Agreement and Release of Claims so that Mr. Lawler will not be an employee or consultant of the Company on his retirement, but will be entitled to receive health benefits from the Company.

    In connection with the Offer, Mr. Perlot and Mr. Lawler have also each entered into an agreement with the Company restricting their ability to compete with the Company for a period of five years and prohibiting disclosure of confidential information and solicitation of the Company's customers or employees.

    Each of William L. Rich, Vice President of Finance and Chief Financial Officer, L. Michael Carey, Vice President of Operations, Eastern Region, and Steven D. Bettis, Vice President of Operations, Western Region, has entered into an agreement with the Company in the event of a change of control. Each agreement provides that, upon a change of control of the Company, if such officer's employment is terminated other than for cause within 24 months of a change of control, he will be entitled to receive an amount equal to nine months of his base salary, payable in monthly installments.

Certain Relationships and Related Transactions

    In March 1988, Mathew M. Perlot, Chief Executive Officer and Chairman of the Board of the Company, entered into an agreement with Curtis W. Lawler, a director of the Company. This agreement contains a right of first refusal in favor of the Company and then Mr. Perlot if Mr. Lawler proposes voluntarily to transfer any shares, dies or becomes subject to a bankruptcy proceeding. If the Company's or Mr. Perlot's purchase rights are exercised under the agreement, the purchase price in the event of death, bankruptcy, or termination of employment is a price agreed to annually by Mr. Perlot and Mr. Lawler, and in the event of a proposed voluntary sale, the purchase price is the lower of the agreed price or the proposed voluntary sales price. The last agreed price formula was to fix the per share price at two-thirds of the Common Stock's market price as of the date of a proposed sale. The Company and Mr. Perlot have waived their purchase rights with respect to Mr. Lawler's tender of his shares under the Offer.

    In 2000, the Company purchased electronics from a supplier company that is owned by a principal related to Mr. Perlot. The Company purchased parts for the total amount of $710,000 for the year ended December 31, 2000.

    In June 2001, Mr. Lawler purchased and paid for a motor coach from the Company at full wholesale invoice.

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Compensation Committee Report on Executive Compensation

    In 2000, the Compensation Committee of the Board (the "Committee") was composed of two nonemployee directors. The Committee is responsible for developing and making recommendations to the Board with respect to the Company's compensation policies and the levels of compensation to be paid to executive officers. In addition, the Committee has responsibility for the administration of, and the grant of stock options and other awards under, the 1994 Stock Incentive Plan.

    The objectives of the Company's executive compensation program are to attract and retain highly qualified executives and to motivate them to maximize shareholder returns by achieving both short-term and long-term strategic Company goals. The two basic components of the executive compensation program are base salary and long-term incentive compensation in the form of stock options. The Company also has a cash bonus program for senior executives and a 401(k) Profit Sharing Plan, both of which were instituted in 1995.

    Base Salary.  The Committee delegated authority to set executive salaries for 2000 (other than for Mathew Perlot) to Mathew Perlot, the Chief Executive Officer of the Company. Mr. Perlot set executive compensation to reflect the Committee's recommendations and to provide salary levels appropriate for the individual experience, job responsibility, and performance of each executive. In making recommendations to Mr. Perlot concerning executive compensation, the Committee considered, among other things, executive salary levels established by companies of similar size in the manufacturing and motor coach industries, and recommended salary levels near what it perceived to be the middle range of compensation for comparable positions at comparable companies. Each executive officer's salary is reviewed annually, and increases to base salary are made to reflect competitive market increases and the individual factors described above.

    Cash Bonus Program.  In 1995 the Company instituted a cash bonus program for senior executives. The program provides for cash payments based on a percentage of the Company's pretax profits. The applicable percentage of pretax profits an executive may receive under this program varies according to the executive's experience, responsibilities and performance, up to a maximum of three percent.

    Long-Term Incentive Compensation.  The 1994 Stock Incentive Plan is a long-term incentive plan for executives, managers, and other employees within the Company. The objective of the 1994 Stock Incentive Plan is to align employee and shareholder long-term interests by creating a strong and direct link between compensation and shareholder value. The 1994 Stock Incentive Plan authorizes the Committee to award stock options to executive officers and other employees of the Company. Stock options are granted at an option price not less than 100% of fair market value of the Company's Common Stock on the date of grant, in the case of incentive stock options, and at prices otherwise determined by the Committee, in the case of nonstatutory stock options. To date, all options granted under the 1994 Stock Incentive Plan have been nonstatutory stock options. Stock options granted under the 1994 Stock Incentive Plan to date generally become exercisable to the extent of approximately 1/36th of the shares each month after the date of grant, have ten year terms, and generally terminate in the event of termination of employment. The amount of stock option grants for an individual is at the discretion of the Committee and depends upon the individual's level of responsibility and position in the Company.

    The Company's 401(k) Profit Sharing Plan allows eligible employees to contribute up to 15 percent of their compensation annually. The Profit Sharing Plan also permits the company to match a percentage of employees' contributions at management's discretion.

    Deductibility.  Section 162(m) of the Internal Revenue Code of 1986 limits to $1 million per person the amount that the Company may deduct for compensation paid to any of its most highly compensated officers in any year after 1993. The levels of salary and bonus generally paid by the Company do not exceed this limit. Upon the exercise of nonstatutory stock options, however, the excess

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of the current market price over the option price (the option spread) is treated as compensation and, therefore, it may be possible for option exercises by an officer in any year to cause the officer's total compensation to exceed $1 million. Under IRS regulations, option spread compensation from options that meet certain requirements will not be subject to the $1 million limit on deductibility.

    Compensation of Chief Executive Officer.  The Committee set Mr. Perlot's compensation for 2000. The Committee employed the same objectives and criteria to set Mr. Perlot's salary as it used in recommending compensation levels for the Company's other executive officers. The Committee did not increase Mr. Perlot's salary in 2000.

COMPENSATION COMMITTEE
Jim L. Traughber Lawrence S. Black

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PERFORMANCE GRAPH(1)

    Set forth below is a line graph comparing the cumulative total shareholder return of the Company's Common Stock with the cumulative total return, assuming reinvestment of dividends, of the Standard and Poor's 500 Stock Index (S&P 500 Index) and a peer group consisting of Coachman, Inc., Fleetwood Enterprises, Monaco Coach Corporation, National RV Holdings, Inc., Thor Industries, Inc., and Winnebago Industries for the period commencing on January 20, 1995 (the date of the Company's initial public offering) and ending on December 31, 2000. The graph assumes that $100 was invested in the Company's Common Stock (at the initial public offering price) and each index on January 20, 1995.

	Cumulative Return as of
	Base Period 1/20/95	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00
SMC Corporation	100.00	106.45	101.61	106.45	59.68	49.20	27.42
S&P 500 Index	100.00	134.21	164.95	221.44	284.19	339.32	373.59
Peer Group	100.00	123.95	187.42	264.3	330.77	299.73	205.59

Section 16(a) Beneficial Ownership Reporting Compliance

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors and persons who own more than 10 percent of the Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission (SEC). Executive officers, directors and beneficial owners of more than ten percent of the Common Stock are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms received by the Company and on written representations from certain reporting persons that they have complied with the relevant filing requirements, the Company believes that all Section 16(a) filing requirements applicable to its executive officers and directors have been complied with, except that Michael Jacque reported one transaction late on Form 4.

(1)
This Section is not soliciting material, is not deemed filed with the Securities and Exchange Commission, and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, regardless of the date of the filing or any general incorporation language contained in the filing.

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QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contracts, Transactions and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information to be Furnished.
  Item 9. Material to be Filed as Exhibits.
SIGNATURE
  Annex II
Voting Securities of the Company
Board of Directors, Monaco Designees and Executive Officers
Executive Compensation
Certain Relationships and Related Transactions
Compensation Committee Report on Executive Compensation
PERFORMANCE GRAPH(1)
Section 16(a) Beneficial Ownership Reporting Compliance